

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

September 18, 2008

Mr. Edmond Forister, Chief Executive Officer
Georgia International Mining Corporation
2601 E. Turquoise Drive
Phoenix, AZ 85028

> **Re:** **Georgia International Mining Corporation**
> **Form 10-KSB/A for the Year Ended December 31, 2007**
> **Filed September 17, 2008**
> **File No. 0-52482**

Dear Mr. Forister:

We have reviewed your response letter and have the following comment. We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comment. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Form 10-KSB/A for the Fiscal Year Ended December 31, 2007

1.   We have considered your response to our prior comment number one in our letter of September 3, 2008, and we reissue and clarify the comment. We note that you have provided an amendment to your Form 10-KSB/A and still conclude that your disclosure controls and procedures are effective, but you have not explained how you considered the definition of disclosure controls and procedures provided in Rule 13a-15(e), which indicates that effective controls and procedures would ensure that information required to be disclosed by the issuer is recorded, processed, summarized and **reported** within the time periods specified in the Commission's rules and forms. Since management failed to provide its report on internal control over financial reporting, it does not appear your disclosure controls and procedures were effective as of December 31, 2007. Therefore, please further amend your Form10-KSB as of December 31, 2007 to disclose management's revised conclusion on the effectiveness of your disclosure controls and procedures, i.e., that disclosure controls and procedures were not effective as

of the end of the fiscal year, or provide you analysis which supports your position that your disclosure controls and procedures were effective.

Closing Comments

As appropriate, please amend your filing and respond to this comment within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comment.

You may contact Gary Newberry, Staff Accountant, at (202) 551-3761 or me at (202) 551-3461 if you have questions regarding this comment.

Sincerely,

Chris White
Branch Chief